SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securitites Exchange Act of 1934

Date of Report
(Date of earliest event reported): **May 21, 2002**

SUN INTERNATIONAL NORTH AMERICA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4748**	**59-0763055**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

1415 E Sunrise Boulevard
Fort Lauderdale, Florida 33304
(Address of principal executive offices and Zip code)

(954) 713-2500
(Registrant's telephone number, including area code)

Item 5 - Other Events

On May 21, 2002, the registrant, along with its parent, Sun International Hotels Limited ("SIHL"), announced they had received the tenders and consents required to eliminate or modify certain covenants and related provisions in the indenture governing their outstanding 9% Senior Subordinated Notes due 2007.

A copy of such press release is filed herewith as an Exhibit and is incorporated herein by reference.

Item 7(c) - Exhibits

The following exhibits are filed as part of this report:

Exhibit	Description
99	Press Release on May 21, 2002 Sun International Announces Successful Completion of Consent Solicitation Relating To 9% Senior Subordinated Notes Due 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002   **SUN INTERNATIONAL NORTH AMERICA, INC.**

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President - Finance
	Chief Financial Officer

Exhibit 99



Sun International

FROM: Sun International
                       Paradise Island, The Bahamas
                       Contact: John Allison
                       Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES SUCCESSFUL
COMPLETION OF CONSENT SOLICITATION RELATING
TO 9% SENIOR SUBORDINATED NOTES DUE 2007

PARADISE ISLAND, The Bahamas, May 21, 2002 – Sun International Hotels Limited (NYSE: SIH) (the "Company") and its wholly owned subsidiary Sun International North America, Inc. ("SINA") announced today that as of 5:00 p.m., New York City on May 20, 2002 (the "Consent Date"), they had received the tenders and consents required to eliminate or modify certain covenants and related provisions in the indenture governing their outstanding 9% Senior Subordinated Notes due 2007 (the "Notes"). As of the Consent Date, approximately 93% of the $200 million aggregate principal amount outstanding of the Notes were received and accepted for payment by the Company and SINA.

The Company will pay the total consideration of $1,045.00 per $1,000 aggregate principal amount of Notes validly tendered on or prior to the Consent Date by delivery to the depositary today. Furthermore, the Company, SINA and the trustee have executed a supplemental indenture containing certain amendments to the indenture, as described in the Offer to Purchase and Consent Solicitation Statement dated May 8, 2002. The Company is using the proceeds of a new offering of senior subordinated notes that closed on Monday, May 20, 2002 to repay the tendered Notes.

Holders of Notes can still tender their Notes in the tender offer until 12:00 midnight on Wednesday, June 5, 2002 (the "Expiration Date"). Holders who validly tender their Notes after the Consent Date and on or prior to the Expiration Date are entitled to receive

$1,025.00 per $1,000 aggregate principal amount of Notes validly tendered, which represents the total consideration less the consent payment.

In addition, the Company and SINA have confirmed that they intend to call for redemption any Notes not tendered in the tender offer at a redemption price of $1,045 per $1,000 aggregate principal amount of Notes, which is the applicable redemption price set forth in the indenture. This press release does not constitute a call for redemption, which may be made at a later date in accordance with the indenture.

Copies of the tender offer and consent solicitation documents can be obtained by contacting D. F. King & Co., Inc., the Tabulation Agent and Information Agent for the consent solicitation, at 800-848-3416 (toll free) and 212-269-5550 (extension 6832).

Bear, Stearns & Co. Inc. is acting as Dealer Manager for the tender offer and Solicitation Agent for the consent solicitation. Questions concerning the tender offer and consent solicitation may be directed to Bear, Stearns & Co. Inc., Global Liability Management Group, at 877.696.2327 (toll free).

This press release is not an offer to purchase nor a solicitation of acceptance of the offer to purchase, which may be made only pursuant to the terms of the Offer to Purchase and related Letter of Transmittal and Consent. The consent solicitation is being made solely by the Offer to Purchase and Consent Solicitation Statement dated May 8, 2002, and related documents (as may be amended from time to time), and those documents should be consulted for additional information regarding delivery procedures and the conditions of the tender offer and consent solicitation. This press release shall not constitute a notice of redemption of the notes.

About Sun International

Sun International Hotels Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. Our flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. We also developed and receive certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast. In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas.

Inquiries should be directed to John Allison, Executive Vice President--Chief Financial Officer of Sun International Hotels Limited, at +1.242.363.6016.   For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit our website at www.sunint.com.

Certain statements and information included in this release constitute "forward looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the companies to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the companies' SEC filings.

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